FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES

MAJOR NEW LISTINGS FOR TRUEBLUE® BLUEBERRY JUICE BRAND

Vancouver, Canada, March 1, 2007- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated premium beverage company, is pleased to announce that its TrueBlue® Blueberry Juice brand has now been listed with The Kroger® Co., one of America’s largest retail grocery chains.

The Company said that most locations will at the outset carry four flavors of the fast growing blueberry juice brand: Blueberry, Blueberry Blackberry, Blueberry Pomegranate and Blueberry Cranberry in nine of its major banners. Product should be on the shelves there within 30 days.

Leading Brands Senior Vice-President of Sales, Patrick Wilson said: "We have been working to secure these listings for more than a year now. This is particularly helpful to us in the Mid-West US where TrueBlue® will now have a greater than 60% ACV in most major markets. This development adds to the momentum of our wonderfully delicious and healthy TrueBlue® Blueberry Juice brand and is a major milestone for us."

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drinks, NITRO™ Energy Drinks, Infinite Health™ Water, Country Harvest® Juices and Caesar’s® Cocktails.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™ ©2007
Leading Brands, Inc.

This news release is available at www.LBIX.com